Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. (“Tableau” or the “Company”) by salesforce.com, inc. (“salesforce”).

Tableau General Frequently Asked Questions

What is being announced?

•	Salesforce has signed a definitive agreement to acquire Tableau, in an acquisition that combines the #1 CRM with the #1 analytics platform.

Why did this happen?

•

Joining Salesforce will give us the opportunity to dramatically accelerate our ability to bring the power of analytics to everyone and usher in the era of analytics ubiquity, faster. Also, Tableau and Salesforce are culturally aligned in our relentless focus on customer success and community, rapid innovation, equality and giving back.

Why is Salesforce buying Tableau?

•	Salesforce has signed a definitive agreement to acquire Tableau, in an acquisition that combines the #1 CRM with the #1 analytics platform.

•

Companies of every size and industry are transforming how they do business in the digital age—customers and data are at the heart of those transformations. With Tableau, Salesforce will play an even greater role in driving digital transformation and harnessing data for companies around the world.

•

Tableau will make Salesforce’s Customer 360 stronger than ever, and significantly enhance the company’s analytics, visualization and business intelligence capabilities, and also expand the company’s reach to a much broader set of customers and users. As part of Salesforce, Tableau will be positioned to dramatically accelerate its growth and deliver even more innovation to more people faster than ever before.

When will the transaction close?

•

The acquisition of Tableau is expected to be completed in Salesforce’s fiscal third quarter ending October 31, 2019, subject to customary closing conditions, including the receipt of regulatory approvals.

How much is Salesforce paying for Tableau?

•	Please see our press release.

What is an all-stock deal?

•	Salesforce will acquire Tableau in exchange for Salesforce shares only. Stockholders of Tableau will receive 1.103 Salesforce shares per Tableau share.

What are Salesforce key facts?

•	Salesforce is the global leader in customer relationship management (CRM), helping companies connect with their customers in a whole new way.

•

Founded in 1999, Salesforce enables companies of every size and industry to take advantage of powerful Fourth Industrial Revolution technologies—cloud, mobile, social, internet of things, and artificial intelligence—to get closer to their customers.

•

The Salesforce Customer Success Platform includes industry-leading services spanning sales, service, marketing, commerce, communities, collaboration and industries, all on a single trusted cloud platform.

•	The company is ranked #2 on Fortune’s World’s Best Workplaces list, and Forbes named Salesforce “Innovator of the Decade.” Salesforce is currently #240 on the Fortune 500 (2019).

•

Salesforce will power 2 trillion B2B and B2C transactions this year for more than 150,000 companies (including Farmers Insurance, Comcast, Schneider Electric, Toyota, SurfAir and Adidas) and 1.4 million Trailblazers are using Salesforce to drive innovation, grow their careers and transform their businesses.

•	Salesforce is headquartered in San Francisco with 36,000 employees and 60 offices around the world, and is publicly listed on the New York Stock Exchange as “CRM” (2004).

What are Tableau’s key facts?

•

Tableau helps people see and understand data. Tableau’s leading analytics platform empowers people of any skill level to work with data. From individuals and non-profits to government agencies and the Fortune 500, tens of thousands of customers around the world use Tableau to get rapid insights and make impactful, data-driven decisions.

•

Customers include: Charles Schwab, JPMC, BNP Paribas, Pfizer, Seattle Care Alliance, Lufthansa, Southwest Airlines, Chipotle, Netflix, Honeywell, Verizon; AS Watson, Shiseido Australian Institute of Health & Welfare.

•	The Tableau platform includes Tableau Prep, Tableau Desktop, Tableau Server, Tableau Online and Tableau Public.

•

Tableau leads the industry with the most passionate user community and a commitment to customer-focused innovation. The community includes more than a million people between Tableau Public, Tableau User Groups and Forums, Tableau Academic, and the Tableau Foundation. Tableau Public has more than 650,000 authors who have published more than 2 million visualizations viewed more than 2 billion times. Tableau Foundation has contributed over $40 million in software, services, and financial support to over 7,000 organizations working in 86 countries.

•	Founded in 2003 and headquartered in Seattle, Tableau has more than 4200 employees in 19 offices around the world.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov.

Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Email from Tableau’s CEO to All Tableau Employees

The following email was sent to Tableau employees on June 10, 2019.

From: Adam Selipsky

To: All Tableau Employees

Subject line: Tableau’s next chapter

Team Tableau,

One of the most amazing aspects of Tableau is how focused the company is on its mission — helping people see and understand data. It is so inspiring to see thousands of Tabloids making this vision a reality daily.

Today we are embarking on a new chapter that will dramatically accelerate our ability to achieve that mission. We are incredibly excited to announce that we have entered into a definitive deal for Tableau to be acquired by Salesforce in one of the most historic combinations in the history of the software industry.

As you know well, we are a special company with incredible customers who are doing amazing things with our products. In a short 16 years, we have gone from a start-up in a bedroom to a billion dollar public company. We have been able to serve millions of people in more than 86,000 organizations around the world. We have been heads down building and delivering the analytics capabilities that are so critical to all of those customers. And with a bright future ahead of us, as we’ve powered through the subscription transition, built an enterprise business, and strengthened so many parts of the company. However, it was precisely because of our many strengths and momentum that we were attractive to Salesforce.

When they approached us, we quickly became curious given their scale, successes, and many assets. It turns out Salesforce is a special company too. As the two companies began joint discussions, the possibilities of what we might do together became more and more intriguing. They have leading capabilities across many CRM areas including sales, marketing, service, application integration, AI for analytics and more. They have a vast number of field personnel selling to and servicing customers. They have incredible reach into the work fabric of so many customers, all of whom need rich analytics capabilities and visual interfaces. They have a leading brand and generate huge awareness through massive events such as Dreamforce. They have a passionate and engaged global community called Trailblazers. On behalf of our customers, we began to dream about we might accomplish if we could combine our ability to help people see and understand data with their ability to help people engage and understand customers.

In addition, we were quickly struck by the cultural similarities between the companies. A desire to change the world through data and digital transformation. A customer-centered view of the world. A focus on empowered employees. And a dedication to service and giving back to our local and global communities by bringing all of our corporate resources to bear.

For all of the reasons above, our founders, Board of Directors, and management team all came to believe that the best way, the most exciting way forward for Tableau, was to join forces with Salesforce. We all believe that the growth potential is enormous, and that customers will love what we can bring them together. We also think that there will be a ton of interesting and fun opportunities for our teams and employees, as we figure out how to make best use of all of the new tools in our toolboxes.

Once the deal is complete, Tableau will operate independently under the Tableau brand, we will run Tableau Conference, I will continue as Tableau’s CEO reporting directly to Marc Benioff (Salesforce’s Founder and co-CEO) and our entire senior leadership team will remain in place. We will charge forward with an unwavering commitment to our employees, customers, community, and partners.

Let’s all gather together for an All Hands today, which will be at 9am Pacific time (calendar invitations will follow). We’ll broadcast via WebEx to conference rooms around the world, and will also post the video. In addition, we have posted an FAQ on My Tableau and here is the press release. In the meantime, I invite you to tune into the investor call we will hold at 5 am PT as we discuss the details of our agreement with our shareholders. We realize there will be many questions as you take this news in. We know we won’t have all of the answers right away, and that there will be unknowns for a while, but we’ll keep at it and get deeper all the time.

I’ll have a chance to talk with you live at the All Hands, but in the meantime here is a short video from co-founders Christian Chabot and Chris Stolte.

Our mission remains the same. We have much work left to do to help people see and understand data — and to make the world a better place in the process. Now we will be able to dramatically accelerate our ability to pursue that mission become the defining company that ushers in the era of analytics ubiquity. Accelerated Ubiquity! I am more excited than ever about the adventure ahead, and hope all of you will be too.

One more thing - I know many of you will be excited to share this news across your social networks. I encourage you to check our FAQs for guidelines on how to do so.

Onward,

Adam

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Email from Tableau to Tableau’s Partners

The following email was sent to Tableau’s partners on June 10, 2019.

From: Dan Miller

To: All Partners

Subject: Salesforce to acquire Tableau

[Partner],

We have big news to share, Tableau has entered into an agreement to be acquired by Salesforce.

Joining Salesforce will help us accelerate and expand our mission to help people see and understand data. Customers and data are at the heart of how companies of every size and industry are transforming how they do business in the digital age. The combination of Tableau and Salesforce will help customers surface deeper insights to make smarter decisions, drive better customer experiences, and accelerate innovation.

Following the closing, Tableau will operate independently under the Tableau brand and our commitment to working with partners will remain firm. Your passionate Tableau team is still here, continuing to evolve our partnering programs and strategies to benefit our mutual customers. We believe the combination of Salesforce and Tableau will accelerate and enhance the addressable market opportunity for all our partners.

You can read more about the news on our blog.

We are excited about what becoming part of Salesforce represents for Tableau and you, and we look forward to a continued strong partnership!

Sincerely,

Dan Miller

WW Sales, Services, Support

Tableau Software

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Email from Tableau to Tableau’s Customers

The following email was sent to Tableau’s customers on June 10, 2019.

From: Adam Selipsky

To: All Customers

Subject: Salesforce to acquire Tableau

We have big news to share. Tableau has entered into an agreement to be acquired by Salesforce.

This new chapter will dramatically accelerate our mission to help people see and understand data. We believe data is the primary fuel for digital transformation, and that together with Salesforce we are best suited to serve your needs. Being part of Salesforce means we can innovate faster. Matching Salesforce’s leading capabilities across many CRM areas including sales, marketing, service, application integration, and AI for analytics with Tableau’s leading rich analytics capabilities and visual interfaces is a great win for customers.

We are also struck by the cultural similarities we share with Salesforce. A customer-centered view of the world. A passionate and deeply engaged global user community. A focus on empowered employees. And a dedication to service and giving back to our local and global communities.

Following the closing, Tableau will operate independently under the Tableau brand and our commitment to working with partners will remain firm.

Following the closing, Tableau will operate independently under the Tableau brand and the passionate Tableau team will still be here to support you. We remain committed to creating products people love to use, to building a broad and deep analytics platform that is easy to start with and scale, and to supporting the amazing Tableau Community. We will continue to provide the flexibility and choice you need to generate insights across all your data, whether on-premises or in the cloud. We will continue the important work to help people and organizations make better decisions with data.

You can read more about the news on our blog.

We are excited about what becoming part of Salesforce represents for Tableau and you, and we look forward to a continued strong partnership!

Sincerely,

Adam Selipsky

CEO

Tableau Software

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT

HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Email from Tableau to Tableau’s Executive Customers

The following email was sent to Tableau’s executive customers on June 10, 2019.

From: Dan Miller

To: Top Executive Customers

Subject: Salesforce to acquire Tableau

[Executive Customer],

As you will no doubt have seen earlier today, Tableau has entered into an agreement to be acquired by Salesforce. As an important customer and active in our overall community, including events like the Tableau Conference Executive Experience, I wanted to reach out and personally let you know why I am excited about this deal and how this will impact our relationship.

Joining Salesforce will help us accelerate the accomplishment of our mission to help people see and understand data. Both Salesforce and Tableau believe customers and data are the primary fuel for digital transformation, and that together we are best suited to serve your needs. Together, we can more effectively help you unlock data across your entire company and surface deeper insights to make smarter decisions, drive intelligent, connected customer experiences and accelerate innovation. We are personally excited by the fact that our two company cultures are so complementary, and that together we will be able to find new ways to serve our customers and help you realize even more value from the investment you have made in Tableau.

This is an important development for Tableau, and will result in a new way of serving our customers. We want to reassure you that there are several aspects of our relationship that will remain constant:

•

Following the closing, Tableau will operate independently under the Tableau brand and continue to be led by CEO Adam Selipsky and the current leadership team. Your Tableau sales, services, success, and support teams stay the same, and will continue to provide the level of support you’ve come to expect from us. You can continue to reach out to me personally if you have any matters that require senior-level attention.

•	We remain committed to creating products people love to use, to building a broad and deep analytics platform that is easy to start with and scale, and to supporting the amazing Tableau Community.

•	We will continue to provide the flexibility and choice you need to generate insights across all your data, whether on-premises or in the cloud.

•	We remain committed to ensuring that your organization can effectively deploy Tableau at scale, and ultimately realize the value from analytics across your entire company.

You can read more about this announcement on our blog. If you still have any specific questions, please feel free to reach out to your Tableau Account Executive, or to me personally.

We are excited about what becoming part of Salesforce represents for Tableau and you, and we look forward to a continued strong partnership!

Sincerely,

Dan Miller

WW Sales, Support, and Services

Tableau Software

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Top Customers Call Script

Tableau intends to use the following script made available on Tableau’s website in calls with certain of its top customers beginning on or around June 10, 2019.

•

I am proactively reaching out as I thought you might have seen the news that Tableau has entered into an agreement to be acquired by Salesforce. You’re an important customer to Tableau and I wanted to make a personal call to give you our perspective.

•	Our mission of helping people see and understand data continues. Being part of Salesforce helps us bring the power of analytics to even more people.

•	Following the closing, Tableau will operate independently under the Tableau brand and continue to be led by CEO Adam Selipsky and the current leadership team.

•

We have a shared belief with Salesforce that customers and data are at the heart of how companies of every size and industry are transforming how they do business in the digital age. The combination of Tableau and Salesforce will help our customers surface deeper insights to make smarter decisions, drive better customer experiences, and accelerate innovation.

•	We remain committed to flexibility and choice, helping you deploy and integrate into your existing data infrastructure, whether on-premises or in the cloud.

•	Tableau and Salesforce share a deep commitment to user community. Our commitment to the Tableau Community remains as strong as ever.

•	Your Tableau sales, services, success, and support teams aren’t changing. We will continue to provide the level of support you’ve come to expect from us.

•

(if appropriate for the situation) We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so you can proceed with confidence on planned purchases.

•	We are excited about what becoming part of Salesforce represents for Tableau and you, and we look forward to a continued strong partnership!

•	There is more detail about the acquisition on our blog.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Email from Tableau to Tableau’s Community Leaders

The following email was sent to Tableau’s community leaders on June 10, 2019.

From: Francois Ajenstat

To: Zen Masters, Ambassadors, User Group leaders

Subject: Salesforce to acquire Tableau

Hello Tableau Community Leaders,

We have big news to share, Tableau has entered into a definitive agreement to be acquired by Salesforce. Joining Salesforce will help us accelerate our mission to help people see and understand data. This represents an exciting opportunity for Tableau, our customers and partners, and most importantly the Tableau Community.

Tableau will operate independently under the Tableau brand and the passionate Tableau team is still here to support you. We remain committed to creating products people love to use, to building a broad and deep analytics platform that is easy to start with and scale, and to supporting the amazing Tableau Community. The Tableau Community is a core enabler for our mission and will endure as an important focus area. Things like Tableau Public, Tableau User Groups, and Tableau Conferences are a core foundation for the community, and that will still be true.

You can read more details on our blog. Additionally, I will be hosting a call tomorrow for Community leaders to discuss further:

Tableau Zen Master call, Tuesday June 11, 7AM Pacific Time

Tableau Ambassador call, Tuesday June 11, 8AM Pacific Time

Tableau User Group Leaders call, Tuesday June 11, 9AM Pacific Time

Looking forward to seeing you at TCE and TC!

Together, we are Extraordinary,

Francois Ajenstat, CPO

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Employees Slack Post

The following Slack post was made available in connection with the transaction beginning on June 10, 2019.

Today we announced that Salesforce has signed a landmark agreement to acquire Tableau and bring together the #1 CRM company with the #1 analytics platform. Please join Adam for an All Hands Meeting/WebEx to learn more about this agreement and how it will accelerate our mission to help people see and understand data. WEBEX: https://tableauevents.webex.com/tableauevents/onstage/g.php?MTID=ed274e748110ae9c763d55f199b5839c7 (Event # 624 096 381)

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Blog Post

The following blog post was made available in connection with the transaction beginning on June 10, 2019:

URL: https://www.tableau.com/about/blog

Title: Salesforce Signs Definitive Agreement to Acquire Tableau

Authored: Adam Selipsky

In 2003, Tableau set out to pioneer self-service analytics with an intuitive analytics platform that would empower people of any skill level to work with data. Our customers grew with us to form the strongest analytics community in the world. And today, that mission to help people see and understand data grows stronger.

I’m excited to announce that Tableau has entered into an agreement to be acquired by Salesforce in an acquisition that combines the #1 CRM with the #1 analytics platform. By joining forces we will accelerate our ability to accomplish our mission. Together, Salesforce and Tableau share a deep commitment to empowering their respective communities, and enabling people of every skill level to transform their businesses, their careers, and their lives through technology.

I’d like to share the email I sent to our incredible Tableau team to usher in this new chapter in our history.

One of the most amazing aspects of Tableau is how focused the company is on its mission — helping people see and understand data. It is so inspiring to see thousands of Tabloids making this vision a reality daily.

Today we are embarking on a new chapter that will dramatically accelerate our ability to achieve that mission. We are incredibly excited to announce that we have entered into a definitive deal for Tableau to be acquired by Salesforce in one of the most historic combinations in the history of the software industry.

As you well know, we are a special company with incredible customers who are doing amazing things with our products. In a short 16 years, we have gone from a start-up in a bedroom to a billion dollar public company. We have been able to serve millions of people in more than 86,000 organizations around the world. We have been heads down building and delivering the analytics capabilities that are so critical to all of those customers. And with a bright future ahead of us, as we’ve powered through the subscription transition, built an enterprise business, and strengthened so many parts of the company. However, it was precisely because of our many strengths and momentum that we were attractive to Salesforce.

As our two companies began joint discussions, the possibilities of what we might do together became more and more intriguing. They have leading capabilities across many CRM areas including sales, marketing, service, application integration, AI for analytics and more. They have a vast number of field personnel selling to and servicing customers. They have incredible reach into the fabric of so many customers, all of whom need rich analytics capabilities and visual interfaces. They have a leading brand and generate huge awareness through massive events such as Dreamforce. They have a passionate and engaged global community called Trailblazers. On behalf of our customers, we began to dream about we might accomplish if we could combine our ability to help people see and understand data with their ability to help people engage and understand customers.

In addition, we were quickly struck by the cultural similarities between the companies. A desire to change the world through data and digital transformation. A customer-centered view of the world. A focus on empowered employees. And a dedication to service and giving back to our local and global communities by bringing all of our corporate resources to bear.

For all of the reasons above, our founders, Board of Directors, and management team all came to believe that the best way, the most exciting way forward for Tableau, was to join forces with Salesforce. We all believe that the growth potential is enormous, and that customers will love what we can bring them together. We also think that there will be a ton of interesting and fun opportunities for our teams and employees, as we figure out how to make best use of all of the new tools in our toolboxes.

Our mission remains the same. We have much work left to do to help people see and understand data – and to make the world a better place in the process. Now we will be able to dramatically accelerate our ability to pursue that mission and become the defining company that ushers in the era of analytics ubiquity: Accelerated Ubiquity! I am more excited than ever about the adventure ahead, and hope all of you will be too.

Onward,

Adam

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Partner Portal Post

The following blog post was made available in connection with the transaction beginning on June 10, 2019.

URL: https://tableau.channeltivity.com/

Title: Salesforce to acquire Tableau.

We have big news to share, Tableau has entered into an agreement to be acquired by Salesforce. Joining Salesforce will help us accelerate and expand our mission to help people see and understand data. You can read more details on our blog.

Tableau will operate independently under the Tableau brand and continue to be led by CEO Adam Selipsky and the current leadership team. Our commitment to working with partners remains firm. We believe the combination of Salesforce and Tableau will accelerate the addressable market opportunity for all our partners.

Here are answers to some common questions:

Is the Tableau Partner Program changing or will it be replaced?

Tableau will operate independently under the Tableau brand, and the Tableau Partner Program and its evolution will continue.

What will happen with existing contracts?

We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so you can proceed with confidence on planned purchases.

Are there any changes to the Tableau partner incentives?

There are no changes to the incentives in the Tableau Partner Program.

Do I need to sign a new Tableau partner agreement?

No.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Pinned Forum Post

The following blog post was made available in connection with the transaction beginning on June 10, 2019.

URL: https://community.tableau.com

From: Mark Jewett

Title: Salesforce to acquire Tableau.

We have big news to share, Tableau has entered into an agreement to be acquired by Salesforce. Joining Salesforce will help us accelerate and expand our mission to help people see and understand data. You can read more details on our blog.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Community Blog Post

The following blog post was made available in connection with the transaction beginning on June 10, 2019.

URL: https://public.tableau.com/en-us/s/blog and https://www.tableau.com/about/blog

Title: Tableau Community, meet Salesforce and the Trailblazers

Author: Francois Ajenstat

Hello Tableau Community,

We have big news to share, Tableau has entered into an agreement to be acquired by Salesforce.

I know, shocker, right?!?

This emerged as a really special opportunity to accelerate our mission. We’ve been at this for a while, from those original days at Stanford when Chris, Christian, and Pat came together with the crazy idea that they could make data understandable by ordinary people. That turned into a revolution with visual analytics that are now used by millions of people worldwide.

At the same time, despite the success, we have only touched a fraction of the people who can benefit. The opportunity is much bigger now than we originally realized sixteen years ago. There is so much more to do. Joining Salesforce will help us accelerate and expand the change in the world we are so fanatical about.

Following the closing, we expect to be operating independently under the Tableau brand. The passionate Tableau team will still be here to support you. We’ll still wake up every day, thinking about what we can do to help even more people see and understand data. We’ll still come to work every day, striving to build analytics products you love to use. And we’ll still be big supporters and participants in the amazing Tableau Community.

There is no better representation of what makes Tableau unique than the Tableau Community. Beyond of course the product, the Tableau Community has been both why and how we’ve succeeded together. How we’ve grown our careers. How we’ve helped our companies be smarter and more productive. How we’ve supported the organizations that make the world a better place.

The core elements of the Tableau Community won’t change. We’ll keep engaging with each other via Tableau Public, Tableau Conferences, and Tableau User Groups. We’ll still work together with the Tableau Zen Masters and Tableau Ambassadors who give back and provide mentorship and guidance for the Tableau Community.

I know this is a lot to get your head around, especially for those that have been on this journey with us the longest. You might be thinking the Tableau Community is going to lose what makes it so special. I don’t see it that way. I see this as an opportunity to amplify the great work we’ve started together. Part of what makes this a great match is Salesforce’s own passion for community. More than a 1.4 people in the Trailblazer Community coming together to learn, connect, have fun, and give back. Sound familiar? Don’t get me wrong, I’m not suggesting there could be anything out there like the Tableau Community. But these look like pretty great allies to keep finding even more ways to make Community amazing.

Yesterday, our mission was to help people see and understand data. Guess what – same mission tomorrow, but we get to go faster and have even more impact together. Looking forward to seeing you at TCE and TC!

Together, we are Extraordinary,

Francois Ajenstat, CPO

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Social Media Posts

The following social media posts were made available in connection with the transaction.

Twitter: Today is a big day at Tableau! We are joining the @Salesforce family and together we’re going to dramatically accelerate our mission to help people see and understand data. Our #DataFam just got a lot bigger! https://tabsoft.co/2IyS9FP Key Info: https://tabsoft.co/2XAwweM

Facebook: Today is a big day at Tableau! We are joining the Salesforce family and together we’re going to dramatically accelerate our mission to help people see and understand data. Our #DataFam just got a lot bigger! https://tabsoft.co/2IyS9FP Key Info: https://tabsoft.co/2XAwweM

LinkedIn: We’re one step closer to achieving our mission to help everyone see and understand data. Today, we are thrilled to announce a definitive agreement to be acquired by Salesforce. Learn more about why we’re excited to bring our cultures, communities, and commitment to customers together in CEO Adam Selipsky’s blog post: https://tabsoft.co/2IyS9FP Key Info: https://tabsoft.co/2XAwweM

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Customers Frequently Asked Questions

Will my account team / customer success team / support team change?

No. Customers should continue reaching out separately to their Tableau and Salesforce sales, customer success, and support teams.

I’m a customer of both Salesforce and Tableau. Who should I call for support?

Customers should continue reaching out separately to their existing support teams at Salesforce and Tableau.

Will Tableau continue to support non-Salesforce CRM products?

Yes. Tableau remains committed to customer choice and flexibility.

Can I buy Salesforce products from Tableau now?

Salesforce products are not available for purchase from Tableau.

Can I buy Tableau products from Salesforce now?

There are no changes to how Tableau products are purchased, you can continue to purchase products as you do normally.

Do I need to be a Salesforce customer to buy Tableau products? Will that change in the future?

No.

What will happen with existing contracts?

We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so you can proceed with confidence on planned purchases.

My Tableau Renewal will be coming up soon, will that be impacted?

No, there are no expected disruptions for Tableau agreement processing.

Can I pull forward my Tableau renewal?

You should discuss the details of this with your Tableau account team or partner.

Can I consolidate my agreements with Tableau and Salesforce?

No, not at this time.

I’m working with a Tableau partner, will anything change on the status of Tableau partners?

There are no planned changes for Tableau partners.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to

Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Partners Frequently Asked Questions

What does this mean for me specifically as a channel / reseller partner?

Resellers provide reach and scale and are a key part of Tableau’s GTM strategy and growth. Salesforce embraces the reseller community and their contribution to Tableau’s success. Nothing changes. Tableau resellers will continue to resell and transact with Tableau under the same terms. The Salesforce reseller community will also remain as-is.

What does this mean for me specifically as a systems integration / consulting partner?

Both Tableau and Salesforce depend on SI and consulting partners to deliver complete solutions to customers. In fact we have many shared partners already.

What does this mean for me specifically as a technology partner?

Both Tableau and Salesforce depend on technology partners to deliver complete solutions to customers. In fact, we have many shared technology partners already.

What does this mean for me specifically as an ISV / Embedded / OEM partner?

There are no changes to Tableau’s OEM and Embedded offerings. This continues to be a focus area for Tableau.

Is the Tableau Partner program changing? Will the Tableau Partner Program be replaced by the Salesforce Partner Program?

Following closing, Tableau will operate independently under the Tableau brand, and the Tableau Partner Program and its evolution will continue.

What will happen with existing contracts?

We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so you can proceed with confidence on planned purchases.

Are there any changes to the Tableau partner incentives?

There are no changes to the incentives in the Tableau Partner Program.

Do I need to sign a new Tableau partner agreement?

No.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Sales Team Frequently Asked Questions

What does this mean to sales?

As part of the #1 CRM company in the world, we will be able to dramatically accelerate our ability to bring the power of analytics to everyone and usher the era of analytics ubiquity. We need you focused on continuing to close the quarter as planned. No operations will change until after the transaction closes. Please use the customer and partner talking points and FAQ posted to help you navigate conversations.

What should I tell my customer/partner about this?

Please use the customer and partner talking points and FAQ posted to help you navigate conversations.

Can I proactively call my customer / partner?

Yes. Please use the customer and partner talking points and FAQ posted.

My customer is also a Salesforce customer. Should I engage with my customer differently now?

No. For now, nothing is changing. Customers should continue reaching out to their existing sales and support teams at Salesforce and Tableau, separately.

How does this impact ongoing sales cycles with prospects?

Please continue to sell as you do today. We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so customers can proceed with confidence on planned purchases.

Can I start going on joint sales calls with Salesforce? Can we do contracts on Salesforce paper?

No. Tableau and Salesforce will operate as two separate companies until the transaction closes. Nothing should change for now.

I am currently on a joint pursuit with Salesforce. Do I stop this process because of today’s announcement?

No. If you are in a joint pursuit, continue to work with your counterpart at Salesforce as you have in the past. It is business as usual.

I am in the process of negotiating a contract with a partner or prospect, is our legal process changing?

No, it’s business as usual.

What will happen with existing contracts?

We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so customers can proceed with confidence on planned purchases.

One of my customers wants to talk to Salesforce. How do I get them to the right account executive?

Please direct them to the Contact Us form on www.Salesforce.com. Their systems will route the inquiry to the appropriate salesperson on the account.

My customer is confused or worried about the acquisition. Who can I point them to?

If you encounter these situations, please raise them to your manager or sales leaders.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Community Frequently Asked Questions

Will the commitment to the Tableau Community change?

No. The Tableau Community is a core enabler for the mission to help people see and understand data and will remain an important focus for Tableau.

Will Tableau Public still be available for free?

Yes. Tableau Public is part of the foundation of the Tableau Community and no changes are planned.

Is TCE / TC19 still happening?

Yes. TC19 in Las Vegas and TCE in Berlin will continue.

Will you still have Zen Masters and Tableau Ambassadors?

Yes. The Zen Masters and Tableau Ambassadors are part of what makes the Tableau Community amazing.

Will the Tableau Academic program continue?

Yes. Helping students and teachers see and understand data is a core part of our mission.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Employees Frequently Asked Questions

What does this mean to me?

Joining Salesforce represents a great opportunity to accelerate our ability to accomplish our mission and for you to continue to be a key part of driving that success. Both companies are committed to equality and each seek to create workplaces that reflect the diverse communities we serve and a culture where everyone feels valued, heard and included. We will continue operations as normal. Unless otherwise communicated, your day-to-day responsibilities and manager will remain unchanged.

How will this impact our culture?

Our culture is one of the things that makes us great and our culture is already well aligned with Salesforce’s culture. Both companies are incredibly mission oriented with a relentless focus on customer success and a strong commitment to community, equality, innovation, and giving back.

What can you tell us about Salesforce’s culture?

At the heart of Salesforce’s culture is four core values that guide how they operate. Here’s how they are defined:

•	Trust: Trust is our #1 value—nothing is more important than the open, transparent relationship we have with our customers and all of our stakeholders—employees, partners, and communities.

•	Customer Success: Growth is based on mutual success. When customers and employees grow, Salesforce grows.

•	Innovation: Thinking differently is in our DNA. Our technology empowers all Trailblazers to innovate.

•	Equality: We respect and value people of all backgrounds. Together, we create a more equal workplace and world.

Much like Tableau’s million+ community led by Tableau Public and our user groups, Salesforce’s community consists of 1.4 million Trailblazers. Like Tableau, Salesforce.org puts the world’s best technology in the hands of nonprofits and educational institutions, so they can connect their organizations and accelerate their impact. To date, Salesforce.org has provided technology to 40K+ nonprofits, K-12, and higher education organizations; invested more than $260m in grants, and seen more than 3.8m volunteer hours from its community.

What is Salesforce’s approach to integrating employees?

We are the largest acquisition Salesforce has made to date and therefore unique. Our talent and leadership team were critical to the decision as we complement Salesforce’s organic growth strategy. We can look at Mulesoft, the leading platform for building application networks, that Salesforce acquired in 2018 as an example. Since the acquisition, Mulesoft has been operating independently with their brand and their executive team. They have seen a 45% increase in revenue YoY, 450 new employees in FY2018 (a 50% increase over FY2017), and they were recently a bright spot in Salesforce’s earnings. Mulesoft has been a strong contributor to revenue and financial analysts called them a standout in their ability to grow and drive subscription and support revenue.

What do these changes mean to me today?

First and foremost, we hope you are excited about our future and becoming part of a culturally similar company that will help us accelerate our mission. For now, keep doing what you’ve been doing and remain focused on our mission. Over the next few months we will work out the operational details and update you as regularly as possible.

What can I say publicly?

•	It is OK to retweet or share posts from the following official Tableau social media accounts: (Facebook, twitter, LinkedIn, Instagram)

•	It is OK to share personal reactions.

•	It is NOT OK post additional content or business judgment.

•	It is NOT OK to like, comment on, repost, retweet or share media reports or news about the transaction.

•	Please send questions or concerns to socialmedia@tableau.com

What are our Rules of Engagement with Salesforce now?

Be in touch with the Company’s legal team if you have any questions. Integration planning must go through formal integration planning teams and Tableau should continue to operate as an independent company until close, including exercising its own judgment on key decisions and continuing to pursue customers and opportunities aggressively.

How will you keep us informed?

We are partnering with the Salesforce team to keep you as informed as possible and help answer your questions. We will update the Q&A in the wiki and leaders, including Adam, will hold Townhalls or Slack AMAs to keep the lines of communication open. However, we will not have many of the details worked out until close, please be patient as we work through the transition.

Will my compensation change?

Until the transaction closes, nothing is changing. This is also true for bonus and commission plans. We will share details with you once the transaction closes and/or as we learn more.

Will my benefits change?

Until the transaction closes, nothing is changing. We will keep you informed about potential changes prior to and as they occur.

Will I be moving to a new office?

Employees will continue to work from their current locations.

Can Tableau employees work out of Salesforce’s offices now?

No, employees will continue to work from their current locations until closing. Plans for after closing are in process, and we will provide updates in due course.

How will this impact my work Visa?

There is no added risk to your visa status as a result of the acquisition. As part of the acquisition, visa cases will be reviewed and individually discussed with each employee.

How will this impact my leave of absence?

Provisions for leaves of absence will remain unchanged.

RSU QUESTIONS

What will happen to my RSUs?

In the transaction, Salesforce is acquiring shares of Tableau at a premium of around 40%. So any vested or unvested Tableau RSUs will reflect that premium when converted to Salesforce RSUs. Here is a quick example of how it works.

Say you currently have 1,000 vested Tableau RSUs. After the transaction closes, those 1,000 vested Tableau RSUs will convert to 1,103 Salesforce RSUs. Since the transaction is structured as an all-stock deal – there is an “exchange ratio” or adjustment formula (based on a ratio of the values of Tableau and Salesforce shares). As Salesforce stock value is different (lower than) Tableau stock after applying the premium, this means that the number of RSUs in the example will increase per the 1.103 ratio. Other terms, such as the vesting schedule, will remain unchanged.

You will be receiving more information after closing as to your adjusted RSUs. More detailed information about equity awards is provided in the merger agreement and other documents filed with the SEC.

RECRUITING QUESTIONS

How do I handle on-site candidates day of the announcement?

Please use the following talking points for any candidates you have coming on-site day:

•	I hope that you saw today’s news about Tableau and Salesforce.

•	There may be some distraction today as a result of the exciting news and we appreciate your patience.

•	We are still actively hiring for this position, and the team is excited to meet with you today!

•	Details of the role/scope you are speaking with us about have not changed.

I have interviews scheduled, offers out or candidates I am courting. What do I do with them?

Continue with offers and recruiting as planned. If candidates have questions you can use the general questions posted for external use. We have an exciting opportunity to accelerate our mission and candidates should feel excited to join us. They get the opportunity to join a company that will grow even faster.

Will offers we have out remain the same?

Yes, offers out will remain the same. If a candidate has accepted an offer, but will start after close, we will make updates, as appropriate.

What if a candidate changes their mind, even after accepted an offer?

As always, candidates have the right to change their minds about offers.

ANY OTHER QUESTIONS

My question is not covered in this FAQ, what should I do?

As is common in these types of transactions, we won’t be able to have many more details until after we close. For any acquisition or integration related questions, please contact human resources. We will collect your top of mind questions and work to get detailed answers and updates to you at the close of the transaction or as decisions are determined. Thanks for your patience!

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Top Partner Call Script

Tableau intends to use the following script made available on Tableau’s website in calls with certain of its top partners beginning on or around June 10, 2019.

•

I am proactively reaching out as I thought you might have seen the news that Tableau has entered into an agreement to be acquired by Salesforce. You’re an important partner to Tableau and I wanted to make a personal call to give you our perspective.

•

Being part of Salesforce will help us bring the power of analytics to even more people and is an exciting development for Tableau, our customers and our partners. Our mission of helping people see and understand data continues.

•	Following the closing, we expect to operate independently under the Tableau brand and continue to be led by CEO Adam Selipsky and the current leadership team.

•

Customers and data are at the heart of how companies of every size and industry are transforming how they do business in the digital age. The combination of Tableau and Salesforce will help customers surface deeper insights to make smarter decisions, drive better customer experiences, and accelerate innovation.

•	We believe the combination of Salesforce and Tableau will accelerate and enhance the addressable market opportunity for you as a partner.

•	Our commitment to working with partners remains firm, and we will continue to progress our plans and evolve our partnering programs and strategies to benefit our mutual customers.

•	Your Tableau partner team isn’t changing. We will continue to provide the level of support you’ve come to expect from us.

•

(if appropriate for the situation) We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so you can proceed with confidence on planned purchases.

•	We are excited about what becoming part of Salesforce represents for Tableau and you, and we look forward to a continued strong partnership!

•	There is more detail about the acquisition on our blog

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Q2 Deal Call Script

Tableau intends to use the following script made available on Tableau’s website beginning on or around June 10, 2019.

•

I am proactively reaching out as I thought you might have seen the news that Tableau has entered into an agreement to be acquired by Salesforce. You’re important to Tableau and I wanted to make a personal call to give you our perspective.

•	There will be no interruption in business for Tableau. It’s business as usual and we are as ready as ever to work with you.

•	We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so you can proceed with confidence on planned purchases.

•

Overall, this acquisition helps us be an even more trusted partner for your organization. Tableau will operate independently under the Tableau brand and continue to be led by CEO Adam Selipsky and the current leadership team.

•

We have a shared belief with Salesforce that customers and data are at the heart of how companies of every size and industry are transforming how they do business in the digital age. The combination of Tableau and Salesforce will help our customers surface deeper insights to make smarter decisions, drive better customer experiences, and accelerate innovation.

•	We remain committed to flexibility and choice, helping you deploy and integrate into your existing data infrastructure, whether on-premises or in the cloud.

•	Tableau and Salesforce share a deep commitment to user community. Our commitment to the Tableau Community remains as strong as ever.

•	Your Tableau deal team isn’t changing. We will continue to provide the level of support you’ve come to expect from us.

•	There is more detail about the acquisition on our blog.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Top Customer Call Script

Tableau intends to use the following script made available on Tableau’s website in calls with certain of its top customers beginning on or around June 10, 2019.

•

I am proactively reaching out as I thought you might have seen the news that Tableau has entered into an agreement to be acquired by Salesforce. You’re an important customer to Tableau and I wanted to make a personal call to give you our perspective.

•	Our mission of helping people see and understand data continues. Being part of Salesforce helps us bring the power of analytics to even more people.

•	Following the closing, Tableau will operate independently under the Tableau brand and continue to be led by CEO Adam Selipsky and the current leadership team.

•

We have a shared belief with Salesforce that customers and data are at the heart of how companies of every size and industry are transforming how they do business in the digital age. The combination of Tableau and Salesforce will help our customers surface deeper insights to make smarter decisions, drive better customer experiences, and accelerate innovation.

•	We remain committed to flexibility and choice, helping you deploy and integrate into your existing data infrastructure, whether on-premises or in the cloud.

•	Tableau and Salesforce share a deep commitment to user community. Our commitment to the Tableau Community remains as strong as ever.

•	Your Tableau sales, services, success, and support teams aren’t changing. We will continue to provide the level of support you’ve come to expect from us.

•

(if appropriate for the situation) We remain separate companies until closing and will honor the terms and conditions of all existing contracts after that, so you can proceed with confidence on planned purchases.

•	We are excited about what becoming part of Salesforce represents for Tableau and you, and we look forward to a continued strong partnership!

•	There is more detail about the acquisition on our blog.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Email to Financial Analysts and Investors

The following email was sent to financial analysts and Tableau’s investors on June 10, 2019.

Subject: Salesforce to Acquire Tableau

Dear [Analysts/Investors],

This morning we announced that we have entered into an agreement to be acquired by Salesforce. This transformative acquisition will dramatically accelerate our mission of helping people everywhere see and understand data. Combining the world’s #1 CRM with our #1 analytics platform will help supercharge the digital transformation of millions of organizations, enabling them to surface deeper insights to drive their business forward, faster.

Our press release is here and our Tableau blog post is here. Salesforce and Tableau will host a conference call to discuss this transaction TODAY at 5 a.m. PT / 8 a.m. ET, webcast info is available at:http://www.Salesforce.com/investor. A live dial-in is available domestically at 866-901-SFDC or 866-901-7332 and internationally at 706-902-1764, passcode 4679837.

Thanks,

Derek

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Email to Industry Analysts

The following email was sent to industry analysts on June 10, 2019.

From: Kate Mauser

Subject: Salesforce to Acquire Tableau

Dear [Analyst],

This morning we announced that we have entered into an agreement to be acquired by Salesforce. This transformative acquisition will dramatically accelerate our mission of helping people everywhere see and understand data. Combining the world’s #1 CRM with our #1 analytics platform will help supercharge the digital transformation of millions of organizations, enabling them to surface deeper insights to drive their business forward, faster.

Upon close, Tableau will operate independently under the Tableau brand and continue to be led by CEO Adam Selipsky and the current leadership team. We will remain laser focused on our mission to help people see and understand data.

Our press release is here and our Tableau blog post is here. Salesforce and Tableau will host a conference call to discuss this transaction TODAY at 5 a.m. PT / 8 a.m. ET, webcast info is available at:http://www.Salesforce.com/investor. A live dial-in is available domestically at 866-901-SFDC or 866-901-7332 and internationally at 706-902-1764, passcode 4679837.

Thanks,

Kate Mauser, Senior Director

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Email to the Press

The following email was sent to the press on June 10, 2019.

Subject: Breaking: Salesforce Signs Definitive Agreement to Acquire Tableau for $15.7B

Hi — Moments ago, Salesforce announced it has signed a definitive agreement to acquire Tableau:

•	Press Release

•	Fact Sheet

•

Salesforce and Tableau will host a conference call to discuss this transaction TODAY at 5 a.m. PT / 8 a.m. ET, webcast info is available at:http://www.Salesforce.com/investor. A live dial-in is available domestically at 866-901-SFDC or 866-901-7332 and internationally at 706-902-1764, passcode 4679837.

Key Points:

•	Salesforce will acquire Tableau in an all-stock transaction for an enterprise value of approximately $15.7B. The deal is expected to close in Salesforce’s fiscal third quarter ending October 31, 2019.

•

Following the close of the acquisition, Tableau will operate independently under the Tableau brand, and will continue to focus on driving success for its customers and delivering on its mission to help people see and understand their data. As part of the world’s #1 CRM company, Tableau will remain headquartered in Seattle, WA and will continue to be led by CEO Adam Selipsky and the current leadership team.

•	More than 86,000 organizations around the world, such as Charles Schwab, Verizon, Schneider Electric, Southwest and Netflix, rely on Tableau to help them see and understand their data.

•

With Tableau, Salesforce will play an even greater role in driving digital transformation for companies around the world—enabling them to unlock data across their entire company and surface deeper insights to make smarter decisions, drive intelligent, connected customer experiences and accelerate innovation.

•

Tableau’s leading analytics capabilities will enhance Salesforce’s Customer Success Platform across sales, service, marketing, commerce and more, and accelerate the company’s delivery of the most complete and innovative analytics and intelligence platform.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the

Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Executives Social Media Posts

The following social media posts by Tableau executives were made available in connection with the transaction on June 10, 2019.

Adam Selipsky:

1.

Today we are embarking on a new chapter that will dramatically accelerate our ability to achieve our mission to help everyone see and understand data. I’m thrilled to announce that @Tableau is joining @salesforce. http://www.tableau.com/salesforce-and-tableau Key info: https://www.tableau.com/disclosure-2019-06

2.

Today we are embarking on a new chapter that will dramatically accelerate our ability to achieve our mission to help everyone see and understand data. I’m thrilled to announce that @Tableau is joining @salesforce. http://www.tableau.com/salesforce-and-tableau Key info: https://www.tableau.com/disclosure-2019-06

3.	Thanks @Benioff! Very excited to be joining forces with incredible team @salesforce. Key info: https://tabsoft.co/2XAwweM

Michele Yetman:

4.

We have news! Tableau is joining Salesforce to bring the power of analytics to even more people. Our mission of helping people see and understand data continues and we’re excited for this new chapter in our history. https://lnkd.in/geeGYXM Key Info: https://lnkd.in/gbqgyw4

Francois Ajenstat:

5.

We have news! @tableau is joining @salesforce to bring the power of analytics to even more people. Our mission of helping people see and understand data continues and we’re excited for this new chapter in our history. http://www.tableau.com/salesforce-and-tableau Key Info: https://www.tableau.com/disclosure-2019-06

6.	Excited to join the @salesforce Ohana. Excited to help more customers and more people unleash the power of data everywhere. Key Info: https://tabsoft.co/2XAwweM

7.	Exciting day for the whole #DataFam. @tableau Community, Meet @salesforce and the #trailblazers https://www.tableau.com/about/blog/2019/6/blog-2-110509 Key Info: https://tabsoft.co/2XAwweM

8.

Today we begin a new era in our Tableau Software history: We’re joining Salesforce to combine the #1 analytics platform with the #1 CRM! Our mission of helping people see and understand data continues and this helps us bring the power of analytics to even more people. https://lnkd.in/gq72cj4 Key Info: https://lnkd.in/gvzqA-Z

James Eiloart:

9.

Exciting news! Tableau is joining Salesforce to bring the power of analytics to even more people. Our mission of helping people see and understand data continues and we’re excited for this new chapter in our history. http://www.tableau.com/salesforce-and-tableau Key Info: https://www.tableau.com/disclosure-2019-06

Andrew Beers:

10.	A big day for Tableau! Another exciting chapter!

11.

I’m very excited to announce we’re coming together with our good friends @tableau @aselipsky to help people see and understand data (and customers too!). Today Salesforce signs definitive agreement to acquire @Tableau! http://sforce.co/2WvU486 Important: http://sforce.co/2WpmVWN

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to

Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Investor Call

The following is the transcript of a joint investor conference call with participants from Tableau and Salesforce on June 10, 2019:

JUNE 10, 2019 / 12:00PM, CRM - Salesforce.Com Inc Signs Definitive Agreement to Acquire Tableau Software, Inc Conference Call

CORPORATE PARTCIPANTS

Adam Selipsky Tableau Software, Inc. - CEO, President & Executive Director

Bret Steven Taylor salesforce.com, inc. - President & Chief Product Officer

John Cummings salesforce.com, inc. - SVP of IR

Marc R. Benioff salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Mark J. Hawkins salesforce.com, inc. - President & CFO

CONFERENCE CALL PARTICIPANTS

Brad Alan Zelnick Crédit Suisse AG, Research Division - MD

Jennifer Alexandra Swanson Lowe UBS Investment Bank, Research Division - Analyst

Kasthuri Gopalan Rangan BofA Merrill Lynch, Research Division - MD and Head of Software

Keith Frances Bachman BMO Capital Markets Equity Research - MD & Senior Research Analyst

Raimo Lenschow Barclays Bank PLC, Research Division - MD & Analyst

Sarah Emily Hindlian Macquarie Research - Senior Analyst

Walter H Pritchard Citigroup Inc, Research Division - MD and U.S. Software Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and thank you for standing by. Welcome to Salesforce Signs Definitive Agreement to Acquire Tableau. (Operator Instructions) As a reminder, this conference call is being recorded for replay purposes.

It is now my pleasure to hand the conference over to Mr. John Cummings, Senior Vice President of Investor Relations. Sir, you may begin.

John Cummings - salesforce.com, inc. - SVP of IR

Thanks, Brian, and good morning, everyone. Earlier today, Salesforce announced it has entered into an agreement to acquire Tableau, the #1 analytics platform. The details of this transaction can be found in the press release issued at approximately 7:00 a.m. Eastern Time today, along with an 8-K filed with the SEC.

Joining me today to discuss the transaction is Marc Benioff, Chairman and Co-CEO of Salesforce; Adam Selipsky, CEO of Tableau; Bret Taylor, President and Chief Product Officer of Salesforce; and Mark Hawkins, President and Chief Financial Officer of Salesforce.

The purpose of today’s call is to discuss the acquisition of Tableau. Marc, Adam and Mark will review the proposed acquisition and the terms of the transaction. After our prepared remarks, we will turn the call over to your questions.

You should be aware that our discussion and responses to your questions may contain forward-looking statements related to Salesforce, Tableau and the acquisition of Tableau that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than historical facts included in our discussion, including, but not limited to statements regarding the timing and closing of the transaction, the potential benefits and financial impacts of the transaction, Salesforce’s and Tableau’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Salesforce and Tableau and any assumptions underlying any of the foregoing are forward-looking statements.

Should any of these risks are uncertainties materialize or should our assumptions prove to be incorrect, actual company results and actual effects of the transaction could differ materially from these forward-looking statements. A discussion of risks, uncertainties and assumptions related to the acquisition and the estimated impact to Salesforce and Tableau as well as other information on potential risk factors that cause effect our financial results are included in reports filed by Salesforce and Tableau with the SEC reports on Form 8-K, 10-Q and 10-K, particularly under the headings Risk Factors and the Tender Offer Statement on Schedule TO, Registration Statement on Form S-4 and other offer documents to be filed by Salesforce as well as the Solicitation/Recommendation Statement on Schedule 14D to be filed by Tableau.

Please be aware that any unreleased services or features referenced in today’s discussion or other public statements are not yet available and may not be delivered on time or at all. Customers who purchase our services should make these decisions based on features that are currently available. Finally, the intended acquisition of Tableau includes an exchange offer made by Salesforce and the subsidiary. The exchange offer has not yet commenced. The discussion regarding the acquisition is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities nor is it a substitute for any offer materials that Salesforce and its acquisition subsidiary were filed with the SEC. When the tender offer commences, Salesforce will file a tender offer statement on Schedule TO with the SEC. Salesforce will file a registration statement on Form S-4 with the SEC, and tableau will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer.

The exchange offer materials and the Solicitation/Recommendation Statement will contain important information. Tableau’s stockholders and other investors are urged to read these documents when they become available as they will contain important information that holders of Tableau security should consider before making any decision regarding the exchanging their securities. The offer to exchange, the related Letter of Transmittal and certain other exchange offer documents as well as the Solicitation/Recommendation Statement will be made available to all holders of Tableau’s stock at no expense to them. They will also be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on the SEC filings section of the information — Investor Information section of Salesforce’s website at ww.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of documents filed with the SEC by Tableau will be available free of charge on the Investors section of Tableau’s website at www.investors.tableau.com or by contacting Tableau’s Investors Relations Department at ir@tableau.com.

In addition, Salesforce and Tableau filed annually, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Salesforce and Tableau at the SEC public reference room in Washington, D.C. Please call the SEC at 1 (800) 732-0330 for further information on the public reference room. Salesforce’s and Tableau’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.SEC.gov.

So with all of that, let me turn things over to you, Marc.

Marc R. Benioff - salesforce.com, inc.—Co-Founder, Chairman & Co-CEO

Okay. Well, thank you so much, John, and thank you, everyone, for being on the call this morning. And I could not be more excited about our acquisition of Tableau. We are bringing together the world’s #1 CRM with the #1 analytics platform, and the combination is truly the best of both worlds.

Tableau is just a phenomenal company, one that I have always very deeply admired. Its sole mission is to help people see and understand data. And those few powerful words, those 7 words, well, that drives everything they do at Tableau. And the company has done extremely well with that, becoming the #1 analytics platform that’s loved by its customers, it’s loved by its partners, it’s loved by its employees, and it’s especially loved by its incredible thriving community.

Tableau reminds me so much of Salesforce, and I’ve always connected with their mission because I see our mission as helping companies engage with and understand their customers. And with our intelligent Customer 360, which is surrounded by our own thriving ecosystem of customers, partners, employees and our own rapidly growing Trailblazer community, well, we connect companies with their customers in a whole new way.

For 16 years, Tableau has been transforming the way people use data to solve problems. It’s analytics for every business user, delivering powerful and insightful visualizations and business intelligence across all types of data, regardless of where it lives across all types of use cases in large and small organizations for all people regardless of their skill level.

I’ve been especially impressed that more than 86,000 organizations around the world, such as Charles Schwab, Verizon, Schneider Electric and Southwest Airlines, rely on Tableau to help them see and understand their data. Oh and by the way, those are all great Salesforce customers too. You probably know that. Well, that really got my attention. I speak to so many customers all around the world, and I’ll tell you what, they all love Tableau.

Another remarkable point of similarity is the Salesforce Communities, which consists of more than 1 million data enthusiasts. They’re incredibly passionate about the company and telling stories with data. If you’ve seen public.tableau.com, this incredible website they have with all these amazing vizzes and their whole community of users and developers, it’s just amazing. You probably already know the amazing depth of the community and the platform. I think it’s really unique in our whole industry. I’ve really never seen anything quite like it. And it has continually impressed me with its tremendous innovation.

Combined with Salesforce’s community of 1.4 million Trailblazers all over the world who are transforming their businesses and their careers with Salesforce, well, we’ll have the largest community of digital business experts in the world. That is so cool. Millions of people transforming their companies, their careers, their world and their data.

IDC expects that digital transformation will reach $1.8 trillion of the market by 2022. And we have already seen firsthand that data and customers are the heart of every digital transformation. We’ve seen how data is the key to making Einstein’s incredible AI capabilities possible, bringing AI to everyone through the Salesforce Platform. And now Tableau and Einstein bring together 2 pivotal platforms that every customer needs to understand their world.

If you think about it and you talk to customers, they continue to reiterate that they’re on this path of amazing digital transformation. And as they do that, they’re going deeper and deeper into their ability to fully digitize their whole companies, their ecosystems, their customer relationships, all their data. And when they think about it, there really are take away — there’s 3 cornerstones, 3 cornerstones of digital transformation. And of course, from Salesforce’s perspective, it’s always been about the customer that every digital transformation begins and ends with the customer.

That’s number one.

And then, you’ve got to hook all that data up together, and that’s why over a year ago, we acquired MuleSoft because they’re the #1 integration platform. So we thought that was a great idea. But at the end of the day, customers want to see and understand data. And that’s why Tableau is so powerful because they’re the #1 in that area. And putting those 3 things together, customer, integration and data, well, that is where the magic really starts to happen.

It’s really just simple. Tableau is all about people seeing and understanding their data, servicing actual insights for every business user. And Salesforce is all about helping people engage with and understand customers delivering connected, integrated, intelligent, customer experiences across every business process. And now together, we have the leading products in these most important categories, underlying digital transformation, the very cornerstones of digital transformation.

In 2020, the world will generate 50x the amount of data it did in 2011. Tapping into this massive data flow creates huge opportunities for economic and human advancement. To turn opportunities into reality, well, people need this information available all the time everywhere. They need the power to innovate faster, to drive intelligent connected customer experiences. They need to be able to see and understand data in a whole new way. And that is what we’ll provide with this great combination of Salesforce and Tableau.

We have a tremendous vision for the next decade with Customer 360 and Einstein and MuleSoft giving our customers a unified, intelligent, 360-degree view of their customers across every touch point, sales and service and marketing, e-commerce (inaudible) and more. But now with Einstein, we have pioneered AI for CRM, making it easy to generate predictions and recommendations with just a few clicks.

We are the AI-powered analytics for sales and marketing. And now with Tableau, and Einstein together, Salesforce delivers the most intelligent and intuitive analytics and visualization platform for every department and for every user at any company. The combined value of the Tableau and Einstein together is extraordinary, and we’ll be able to deliver even more value as a combined company, as a combined community, and we’re also culturally aligned in our values with a relentless focus on customers’ success, a relentless focus on innovation and a relentless focus on giving back.

Let me close by saying that I’m just thrilled that we’ll be able to help Tableau accelerate its mission to help people see and understand data. Those powerful 7 words, there they are again. Tableau operate independently as part of Salesforce led by Adam and his fantastic team. This combination will accelerate Salesforce’s mission as well. Tableau will make both Customer 360 and Einstein stronger than ever and enable us to reach a much broader set of customers and users.

I’m also excited to expand our presence in the Seattle area where Tableau is based. Do you know that Salesforce already has more than 1,000 employees in the Seattle and Bellevue area? And now we’re looking forces to join with Tableau to expand our presence there. With Tableau, Seattle will become our second headquarters of Salesforce. It’s going to be our HQ2, if you will. So let me welcome the Tableau family to the Salesforce family.

And finally, I’m here at Salesforce Tower New York City, incredible Salesforce Tower New York City to celebrate the opening of our Ohana Floor tonight. I hope that you’re going to be able to join us to celebrate this opening. It’s going to be amazing, from 6:00 p.m. to 9:00 p.m. I’ll tell you, I’m looking out at the windows and the views right now, and the views is gorgeous as a Tableau vizze. So look, I want to just thank everyone who is participating in this. It’s been an incredible partnership coming together with Adam. I’m so grateful to him.

And now let me turn this over to Adam.

Adam Selipsky - Tableau Software, Inc. - CEO, President & Executive Director

Thanks so much, Marc. Today marks momentous day for Tableau customers, for our partners and our employees. Tableau’s mission is to help people see and understand data. And with our end-to-end analytics platform, customers can drive impactful data-driven decisions from the massive amounts of data being unlocked in their digital transformation.

Over the last few years, we’ve achieved major milestones in our company history, from delivering on one of the fastest subscription transitions in software history to our rapidly growing enterprise business. So we’re just getting started. And with the incredible opportunity today to join forces with Salesforce, this is going to dramatically accelerate our mission of helping people see and understand data. What will not change as we move forward with Salesforce is our steadfast commitment to giving all of our customers unparalleled choice and flexibility and how they choose to connect to their data and how they deploy Tableau whether on premises, multiple public clouds or fully hosted analytic solutions.

As for Salesforce’s customers, the combination of the Salesforce’s Customer Success Platform and Tableau’s best-in-class analytics will help supercharge the digital transformation of millions of Trailblazers with the potential to enable Salesforce customers to surface deeper insights to drive their business forward faster.

For example, what if customers can get a 360-degree view of their business, their customers, their suppliers by combining all their data in the cloud and on premises? What if we could empower developers leveraging Salesforce’s platform to embed Tableau’s powerful analytics and their solutions across multiple industries and use cases? We’re also excited to explore ways to augment Tableau’s analytics platform with Salesforce’s Einstein capabilities and AI, voice and auto ML, which will accelerate our ability to help all customers deliver predictive and prescriptive analytics for their data-driven businesses. And personally speaking, I can’t wait to welcome so many new Trailblazers to our passionate and unique Tableau community of data geeks.

Lastly, as I’ve gotten to know Marc, Keith and the rest of the Salesforce management team over the past weeks, it has been actually remarkable to me how much our 2 companies share when it comes to our mission to find cultures: Our passion in serving customers, our desire to constantly push our innovation agendas forward and our ongoing dedication to giving back to our local and global communities.

Before I turn the call over, I’d also like to take this moment to thank each and every one of our employees and their brilliant hard work in getting us to where we are today. Thank you, team Tableau. And a big thank you as well to our Tableau community for their incredible enthusiasm and support. We would not be Tableau without you.

With that, let me turn the call over to Mark.

Mark J. Hawkins - salesforce.com, inc. - President & CFO

Well, thanks, Adam. And as the team outlined, this is a highly strategic transaction and will allow us to more deeply address the fastest growing analytics space by playing an even greater role in our customers’ digital transformation.

Let me discuss the transaction details. Salesforce and Tableau have entered into a definitive agreement under which Salesforce will acquire Tableau in an all-stock transaction pursuant to the — with each of the shares of Tableau Class A and Class B common stock, they will be exchanged for 1.103 shares of Salesforce common stock, representing an enterprise value of $15.7 billion, based on a trailing 3-day volume weighted average price of Salesforce’s shares as of June 7, 2019. The transaction has been approved by the Boards of Directors of both companies.

Under the terms on the transaction, Salesforce will commence an exchange offer to acquire all the outstanding shares of Tableau. The acquisition of Tableau is expected to be completed during Salesforce’s fiscal third quarter ending October 31, 2019. This is subject to the customary closing conditions, including the tender by Tableau’s stockholders of shares representing the majority of the Tableau common stock voting power on a 1 vote per share basis and the receipt of regulatory approvals. Christian Chabot, Patrick Hanrahan and Christopher Stolte, the founders of Tableau, have all entered into an agreement with Salesforce in connection with the transaction and have indicated that they intend to tender all of their shares in exchange for the offer.

Turning to guidance. Assuming that Tableau transaction closes on or about October 1, 2019, we estimate Tableau will contribute approximately $350 million to $400 million in incremental revenue for the remainder of our fiscal ‘20. This estimate reflects a fair value adjustment to reduce unearned revenue and unbilled unearned revenue, which is off the balance sheet by approximately 30%. The estimate also includes a provision for a modest level of business disruption in the weeks after the acquisition closes as well as other adjustments. In that context, we now expect to deliver revenue of $16.45 billion to $16.65 billion for 24% to 25% growth year-over-year.

We remain on track to organically deliver $26 billion to $28 billion in FY ‘23. We expect that Tableau will be additive in the long-term and will provide updates at our Investor Day this year, when we have a better visibility of the closing of Tableau transaction as we integrate this into the model of our long-range plan.

We expect this transaction to reduce our year-over-year FY ‘20 non-GAAP operating margins by approximately 75 basis points. Keep in mind, this estimate includes the onetime noncash accounting charge related to the acquisition of salesforce.org as well as the unearned revenue write-down and the related transaction integration costs associated with both transactions. Nevertheless, we will continue to drive improvement through our organic non-GAAP operating margin, consistent with the goals we established at the onset of FY ‘20.

As a result, we now expect FY ‘20 non-GAAP diluted EPS of $2.51 to $2.53. This estimate assumes fully diluted share count of approximately 900 million shares and a non-GAAP tax rate of 22.5%. Keep in mind, our guidance may change as we finalize purchase accounting following the close of the transaction. Also as a reminder, our EPS guidance assumes no future contribution from mark-to-market accounting as required by ASU

2016-01.

Turning to cash flow. We estimate that the acquisition of Tableau will slightly increase our operating cash flow, net of acquisition related expenses. And as a result, we now expect FY ‘20 year-over-year operating cash flow growth for the combined company in the range of 21% to 22%.

To close, I’m delighted by the opportunity to drive even greater levels of customer success and innovation along with Tableau, which we believe in turn creates long-term shareholder success. I’m excited to welcome everyone at Tableau to our Ohana. I’d like to thank our employees, our customers, our partners and our shareholders for your continued support. We look forward to updating you on this transaction.

With that, we’ll open up the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question will come from the line of Jennifer Lowe with UBS.

Jennifer Alexandra Swanson Lowe - UBS Investment Bank, Research Division - Analyst

Great. Congrats on the deal. The first question I had just is a lot of Tableau - Tableau has gone through the (inaudible) transition, but a lot of that business is still on-premise. Can you give us any color of how much of Tableau’s business at this point is truly running in the cloud versus subscription on-prem? And how should we expect that would look under Salesforce’s ownership, given Salesforce’s strong history as an advocate for the cloud?

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

So - well, I guess, one of the things - I’ll just start and I’ll let Mark finish. But one of the things that has really attracted to — us to Tableau is kind of their approach to the cloud. And of course, Salesforce has its own approach to the cloud, which has been very powerful. And we’ve actually learned a lot by working with Tableau and talking them during this time of how we’re coming together.

Tableau offers their customers tremendous flexibility. That is, it gives you the ability as a customer to decide. Do you want to consume it like Salesforce as a SaaS product as they certainly have that as a subscription service, directly off the net, easy with Tableau supplying the infrastructure? Then Tableau has this incredible capability, well, you can also run it on any major cloud service like AWS or like Google that’s easy to host as well. And then three, you may decide that because of the way that you’ve architected your data or your repository and the way you want to architect business intelligence or analytics or visualizations, you want to do that on-premise, Tableau gives you that flexibility as well. That is really powerful.

And I’ll tell you it was kind of a surprise to me because coming in - I knew Adam from AWS. He was with Amazon for more than a decade and is a pioneer, but he really convinced me that his vision of having kind of a multiple deployment capability for this specific technology is very powerful. And by the way, we also have that with MuleSoft as well. So this was really a leap for us and really helped to get even more excited about Tableau. And I’d love for Adam to comment on that and maybe Mark wants to fill this — in this well.

Adam Selipsky - Tableau Software, Inc. - CEO, President & Executive Director

Sure. Thanks, Marc. So all 3 of these deployment models that Marc just talked about are very important to our customers. We’re very committed to that customer flexibility and choice. We still do have a number of customers who wants to deploy on their own premises for lots of different reasons. At this point, over 1/3 of our server deployments are happening in the public cloud across all of those clouds that Marc referenced. And we also have over 10,000 Tableau online customers that are on fully managed SaaS offering. So all 3 models are live and well and very robust.

Operator

And our next question will come from the line of Brad Zelnick with Crédit Suisse.

Brad Alan Zelnick - Crédit Suisse AG, Research Division - MD

And I echo my congratulations on the exciting news. For Marc Benioff, Marc, I think we know from past disclosure, Tableau is a company that’s been on your interest list for some time now. What are the 1 or 2 most important benefits you get in owning the business versus a partnership? And why now with the stock at near an all-time highs?

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Well, thanks so much. You’re absolutely, right. I’ve always been a major admirer of Tableau, and this company is really just a jewel in our industry from whether it’s really the perspective of the technology itself, the culture of the company, and the leadership team is incredible and also the community. I mean, from my perspective, those are really kind of the 3 incredible jewels of Tableau that are getting polished and that we really have the ability to do something incredible together.

And I think that we’ve tried to do something for a long time, and it’s just hard to get the stars to align. And I think that we’re fortunate that we got there. Our customers are looking to do a lot more in this area. There’s a huge pace of digital transformation going on today. I mentioned that in my script when I talked about the 3 cornerstones of digital transformation: Customer, integration and data.

And when I talk to some of our largest customers, I have to be completely — try to tell you exactly what they say to me, we’re talking about the Salesforce, we’re talking about all the different products they’re using Sales Cloud and Service Cloud and Marketing Cloud, and they’re using all of our various capabilities, and then they’ll start talking about how they’re using Tableau. And just in my mind, I’m like, wow, this was more deeply integrated as one motion, we could be satisfying a much bigger customer need. And that’s ultimately we want. We want to be able to come into the customer and have a completely strategic product line.

You’ll see on my Twitter feed that I put together a graphic that includes kind of our vision of Customer 360 and how Tableau fits within that and also kind of our core platform. And those 2 things together are quite unique in the industry. I don’t think anybody is really trying to do this. And for our customers, this is badly needed. They really want it. And I’m so excited that we’re able to put this together.

And then, the last thing I’ll just say is, I am a huge admirer of the talent market in Seattle. There’s very few places in the world today where you can put together software company at scale. And we know that because we’re all over the world. We’re throughout the United States, and we can see various levels of talent available in different markets. Seattle is really unique market and has this tremendous, tremendous talent. And so we’ve just easily grew 1,000 people there. Then when I was like, wow, Tableau not only do get this incredible customer capability but ability to make this geography a strategic part of Salesforce. That is something I’ve quested for a long time. So it’s those 2 things together. Adam, do you want to add anything?

Adam Selipsky - Tableau Software, Inc. - CEO, President & Executive Director

I think that that’s very well said. I mean I think there’s all sorts of potential for the great things we could do together. If you look at the product side, that’s tremendously interesting to us. In terms of being able to look at all the leading-edge technologies Salesforce has developed over the years and just the potential of what we might do with those amazing.

Salesforce’s dramatically impressive and large field presence around the world is something that we look forward to cooperating with deeply. And it’s just a great match between 2 companies. Between the cultures, we’re very similar in the values that we share, and that’s tremendously important to all the employees at Tableau, and it’s going to be important to the employees at Salesforce too. So it’s just a great match from a lot of different dimensions.

Operator

And our next question will come from the line of Kash Rangan with Bank of America.

Kasthuri Gopalan Rangan - BofA Merrill Lynch, Research Division - MD and Head of Software

My apologies. Congratulations, Marc and the Tableau team on this transaction. Marc, you’ve got a tremendous track record with your acquisitions again: ExactTarget, Demandware and then MuleSoft most recently. I’m wondering if there’s any parallels. If you could look at this through the lens of Salesforce, what are the synergies for Tableau under Salesforce?

Is it similar to the MuleSoft transaction where there’s huge appetite for integration inside the installed base and you could just blow off that business? Not to put words in your mouth, but how do we think of this in the context of Microsoft trying to be more competitive in this market because they obviously see the opportunities here like you do, but how we should think about the synergies for Salesforce with Tableau being part of the fold? And congrats again.

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Well, I think I really think about the synergies as very powerfully anchored around the customer. I mean, you know, Kash, that I’m constantly on the road with customers all over the world. COs, CIOs, I mean I’ve met with hundreds of them in the last just few months, probably thousands of them this year alone. And when I’m talking to those customers, they are really looking for me to help architect for them and I would say a complete digital transformation of their business and try to bring as many critical capabilities as necessary to achieve that.

That’s how so many of the advancements that we brought to the market have come through customer demand and motivation. Even like you could see a couple of weeks ago we launched blockchain, which is now a deeply integrated part of the Salesforce platform. Einstein, our Einstein Voice, our Einstein Vision, there’s so many capabilities that Salesforce is able to bring to bear to the customer.

And one area that I feel like we have need to go even more deeply in is the areas that Tableau is in, the areas of data. All aspects of data, data governance and data catalogs, business intelligence, the power of visualization, the power of usually building complex visualizations. And I’ll tell you, Kash, that you and I have always admired ease of use for a long time and how it’s come to enterprise software. If you look at public.tableau.com and look at some of these incredible applications or they call them vizzes, their visualizations, built by their community, I have honestly think it’s some of the most innovative work I’ve even seen, not just in data or visualization, in our industry.

And I spent a lot of time actually on that site, public.tableau.com, even before we considered acquiring the company because I’ve been so inspired. I’ve been finding things that motivate my philanthropy. You’ll see stuff on oceans. You’ll see stuff on DNA. You’ll see stuff, of course, on business intelligence, on Salesforce, all kinds of things. And that’s where I’m like, wow, if we could really bring this into what Salesforce is doing, it would really take our community to a new level, give them the ability to execute this type of capability. But ultimately, it gets back to we are really all about this concept of digitally transforming our customers.

And when I think about those 3 cornerstones of digital transformation, I’m really trying to invest heavily in those 3 areas: In the customer, I think we’ve got the best solution in the market; in integration, again, I think we’re #1; and now with data. And as part of data, I’ll say intelligence because data and intelligence are tightly linked together, business intelligence and artificial intelligence.

And if you can bring all of that together to a customer, you can really do some incredible things for them and I think become a more strategic supplier to them than ever before, and that’s who Salesforce has really become or really becoming the leading supplier of digital transformation for the world’s largest and most important customers and really for what Tableau, all customers.

Operator

And our next question will come from the line of Raimo Lenschow with Barclays.

Raimo Lenschow - Barclays Bank PLC, Research Division - MD & Analyst

Congrats from me as well. Question on the overlap. Can you talk a little bit about what you’re seeing in terms of Tableau customer — Tableau and Wave customers? And in terms of how many accounts are you overlapping? And then also like how do you see the product evolving around those 2 because obviously you kind of were in the same market to same degree?

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Well, I’ll kind of tap that, and then I’ll ask Bret Taylor to also give us his perspective. We, obviously, have gotten definitely our feet wet and gotten really excited about what potential is, especially in sales analytics. That is not just offering our customers reports and dashboards with CRM, which is something that we’ve done for 20 years. I guess, we’ve delivered millions of reports and dashboards for customers.

And then, we’ve also extended that with our own, as you said, kind of Wave analytics and the ability to have that capability as well has been tremendously successful for our sales analytics customers. But our focus is mostly been on our product, and it’s mostly been on really amplifying some of those core capabilities and giving our customers unique insights into those core data sets.

The way I look at Tableau is they have a bigger mission. Their mission is to help the world to see and understand data. It’s a bigger idea. If you go to that public.tableau site, their visualizations — what they’re able to do and how they see it, it’s highly complementary to what we’re doing, and it also touches everything in the world. And that, again, I think is what’s so exciting to me. Bret, would you like to comment on that?

Bret Steven Taylor - salesforce.com, inc. - President & Chief Product Officer

Yes. I think that’s exactly right, Marc. We’re incredibly proud of the impact we’ve had with Einstein Analytics on sales and service and market analytics with Datorama. And now with Tableau, we’re really expanding it to enable analytics and intelligence and data literacy for every department and every user and every company.

The way I think about this is very similar to the way we thought about MuleSoft. With MuleSoft, you could unlock the data at your company and have a strategic integration platform that can really enable you to transform your customer experience faster. And now with Tableau, we can go to every single department and every single user and enable them to help see and understand data, which is Tableau’s mission.

And you combine that with the Customer 360 platform, and these customers can do the digital transformation, which starts and ends with the customer faster and enable everyone participate in that transformation to be literate in data. And we think that’s a really, really powerful value proposition. And we think expanding beyond our cloud of this really broad, data visualization and comprehension capability that goes to every single employee, we think that’s a really, really strategic place to enter into these customer conversations.

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Bret, can I just ask you how - obviously, you’ve done just tremendous work now with Einstein, the Einstein Vision capability just demonstrated at TrailheaDX, Einstein Voice, which is getting deployed now to all of our customers as well as the kind of the deep learning and machine learning capabilities of Einstein. How do you see that, that is going to augment this vision of what you want to do with Tableau?

Bret Steven Taylor - salesforce.com, inc. - President & Chief Product Officer

The thing that I think we’ve been really sharing from our customers is just how powerful this platform has become over the years. We’ve got mobile. We’ve got the best artificial intelligence platform in Einstein. We’ve got Vision. We’ve got Voice. We’ve got Security. We’ve got local builders so that any member of our Trailblazer community can build these applications easily with clicks, not code. We’ve got connections, the Internet of Things and now at TrailheaDX, we have blockchain.

Now with this acquisition of Tableau, that entire community, that million-plus strong Trailblazer community will join together with the incredible Tableau community that you referenced on public.tableau.com, and they’re going to have now this capability to build these incredible visualizations and empower every single member of the organization to be empowered to see and understand data.

We think that combination is incredibly unique. And I think the key differentiator in this is these communities. It’s something, I think, is really defining and differentiating characteristic of both companies. And I think I’m really excited to see what happens when those communities come together, and they are empowered to use this entire portfolio of technologies to transform the customer experience.

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Well, Bret, I really agree with you. And I’ll tell you it reminds me, just 2 weeks ago, I was with a customer in Minneapolis, a fairly large customer of ours, and we were talking about some of their agriculture products and things they were doing and helping to make farmers more successful, but also giving consumers visibility into their supply chains. And it was really powerful for me to be in the meeting because for the first time I was able to talk about that they were going to build that food traceability from consumer to farmer using blockchain. And they were tapping into voice-based user interfaces. And they, of course, had IoT built into the platform, and they were using our new Vision capability in the retail environment as well as building these amazing applications with some of these new tools you just deployed.

And I’ll tell you the cool thing was with the heavy use of AI in the application as well as some of your new security and mobile features that you just released at Trailhead. But at the end of the meeting, they turned to me, and they said, and they started to take this Vision and then they said, now we’re going to build this incredible Tableau interface on top of all of it and really help us to see and understand the whole ecosystem that we’re building. And I just was saying to myself, wow, this just comes together and fits so well.

Operator

And our next question will come from line of Sarah Hindlian with Macquarie.

Sarah Emily Hindlian - Macquarie Research - Senior Analyst

One of the things I’d love to dig into is a little bit more, in particular, about how your go-to-market is kind of evolve around this product. Certainly, I could see the defined office use cases. But how are you thinking about continuing to move Tableau into back office?

And then I’d like a follow-up also from Mark. Just in terms of operating margin expansion, 75 basis points of headwind on fiscal year ‘20. What is your ongoing commitments to deliver on non-GAAP operating margin expansion?

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Okay. Well, let me start by trying to address the vision of go to market for the platform. And I think that Bret actually kind of hit this really well, which is, if you see how Tableau is used, and of course, I’ve mentioned this public site quite a few times now and encouraging all of you to go there to really understand Tableau by going to public.tableau.com that gives you so many great examples. You could see, it’s such a broad product, and you can really do so much with its capability.

When they say that their mission is to help people see and understand data, it’s not limited to one type of person or one type of company or one type of geography or one type of industry, I mean the proof is in the pudding. You can see on that website the broad brush that it has, and we want to continue to amplify that and expand that and give them that ability to do as much as they want. We want to accelerate their mission. This is very important to me personally. I’m such a big believer in them and what they’ve done.

And then I’ll turn this over to Mark, but I’ll just tell you from the CEO perspective. We’re very deeply committed to expanding our operating margin. And as evidence of that, you can just look at that over the ark of the last 20 years. In fact, in our last public results, I think it actually just hit a new high.

And our goal is to do exactly that is to continue to incrementally improve our operating margin, while we are creating the fastest, I think, one of the very fastest growing enterprise software companies of all time. And I think you can all see now, and we have a lot of strong financial analysts on the call with us, how we are going to take these 2 companies, and we are really fast tracking to create a company that will be a $30 billion powerhouse in enterprise software. It’s very exciting.

Mark J. Hawkins - salesforce.com, inc. - President & CFO

Yes, let me just add to that, Marc. Thank you, sir, for the question. Absolutely, we have the commitment to continuing to expand our non-GAAP operating margin improvement. As Marc said, if you just look at the vector over the last 5 years, we just persistently moved forward. We’re really obviously focused even, as we speak, on driving our organic operating efficiencies even today. Obviously, we’re taking on over the course of this transaction in .org $200 million noncash accounting charge onetime, DRO write-downs, billed and unbilled transaction cost, integration costs, but operationally, we’re unwavering in our focus to drive efficiencies in the business, and it’s exactly as Marc talked. So thank you for asking that. You should expect that from us.

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

And Mark, you do have to just comment that in our last quarter results you just hit some new numbers there that were just extremely exciting.

Mark J. Hawkins - salesforce.com, inc. - President & CFO

Yes, we try to always kind of modestly look at that and make our progress. I personally felt very good about that because of the progress we met. When we hit that level of operating margin, it shows the persistence we have been.

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

And you also hit some amazing new records with cash flow.

Mark J. Hawkins - salesforce.com, inc. - President & CFO

Cash flow, we grew our cash flow 34% year-on-year. So you can see the persistence on the cash flow, the cash conversion cycle. You can see the persistence on expanding our core organic operating margin capability, and you can see the quality of our balance sheet and the strength of our company. So we’re very pleased to do this, and we’re obviously focused on the future and, as sir is asking about, continuous improvement.

Operator

And our next question will come from Walter Pritchard with Citi.

Walter H Pritchard - Citigroup Inc, Research Division - MD and U.S. Software Analyst

Question for Marc or maybe for Bret. Just in terms of thoughts generally, getting into new markets and organic development versus M&A, it feels like there are lot of assets given what we’ve seen in software over the last 5 years, lots of new companies and so forth. How aggressively should we expect you to fill out your vision over time with M&A versus organic development? It seems like this deal may represent a change there?

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Well, it really doesn’t represent a change. To be honest with you, we’re excited to be able to get a deal done when we can get a deal done. I think in this environment, you’d be surprised, and I got some messages from some friends of mine this morning, and I don’t think that they realize that actually getting — finding 2 companies that can come together like this is actually kind of a miracle. I mean, unlike Adam to kind of mention that — talk about that in a second, but it’s about really finding people who can work together, cultures that will come together, products that work together, common customer bases, brand values, it’s a miracle when you can make all of it happen.

Sometimes you’re kind of baking it within the company, like that’s an example of MuleSoft honestly. I love MuleSoft from the beginning. We are venture capitalists in MuleSoft. We kind of — we were cheering them on and helping align with them and bringing them to our customers and showing them what to now we shall say showing them what to do but kind of guiding them. And so it was a natural acquisition for us. They were already part of our Salesforce family. In this case, this is kind of Tableau, I would say, is kind of a brother from another mother, which is it’s an incredible company that’s so similar to who we are. Anyway, Adam would you just talk about that?

Adam Selipsky - Tableau Software, Inc. - CEO, President & Executive Director

Yes. I think, we very quickly felt the same sentiment. I mean, the first thing I think you look for and I try to find that miracle that Marc referenced. It is our common vision. Are you trying to get to the same place? And for both companies, we really anchored that completely around the customer. We talk about being relentlessly customer focused, Marc and his team talk about customer success at the heart of what they do. And it’ll be very hard for us to have this kind of partner who didn’t look at the world through that same lens.

So there are those really philosophical attributes which are incredibly important. And then, as we got deeper into it, I think the shared cultural elements and the shared values became incredibly important because neither company is going to do much for their customers without a great, hardworking, smart group of employees that’s ever growing. And in order to have that, we really have to have values that resonate with those employee bases and cultures, which feel positive and feel like they matter.

And the cultural similarities are amazing. As I mentioned earlier just the focus on customers but also the focus on having empowered employees who are learning and are challenged and growing. And then, of course, giving back to the communities. We’ve had our Tableau Foundation for years and are trying to do things like eliminating malaria in Africa. Salesforce, I think their record in terms of giving back to their communities and trying corporate leadership in many different areas of that is unparalleled. And things like that really gave us confidence that we were thinking the same way and could head to the same great places together.

Operator

And our last question will come from the line of Keith Bachman with Bank of Montréal.

Keith Frances Bachman - BMO Capital Markets Equity Research - MD & Senior Research Analyst

Marc Benioff, I’d just like to direct this to you, if I could, at 2 different levels on the proposed transaction this morning. One of Tableau’s primary value propositions is not only the visualization and surfacing data but also drawing data from a variety of different sources, so really empowering data and environments from SAP from Oracle, from IBM. And so how do you think about the strategic fit with the idea that Tableau is certainly chartered to help a broad ecosystem, in other words, much more than Salesforce installed base?

And then the second part of the question. As you think about the customer, the specific customer within large organizations, I think who buys Tableau is very different from the person that buys Salesforce. And so if you could just speak to those key elements of strategy — but certainly first and foremost is Tableau is a multiplatform ecosystem. So how does that line up with the longer-term goals of Salesforce?

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

Well, thanks for that question. And I guess, if we were on the call a year ago with MuleSoft and we look back at the script, I’m thinking we had the exact same question. There is a question of, well, gee, MuleSoft really is all about connecting to an ecosystem of data and connects to lots of different data sources like SAP, Microsoft and Amazon and Google and Workday and ServiceNow and so many companies, and how do you plan to address that?

And it was kind of a shock to me actually because when I have the question, it was kind of like somehow people think that we wouldn’t connect to those companies or wouldn’t support all those companies or that we would do something to cut them off. And I think that maybe that’s because in the past the way some of the traditional enterprise software companies have behaved have been so kind of draconian in their own practices. Even today, some of those kind of older companies, started in the ‘70s, they kind of operate in this kind of strange behavior.

But anyone who have seen how we’ve acted with MuleSoft, of course, we always maintain a beginner’s mind. It’s kind of a core part of who we are, and we have not only maintained and enhanced the ecosystem that MuleSoft connects to but we’ve added to it. And we’ve done some incredibly innovative work to make sure that MuleSoft connects the worlds.

By the way, MuleSoft coming together with Tableau, that’s just a beautiful thing. I mean Tableau will have access to all that data as well as those both technologies come together, MuleSoft is such a powerful, powerful kind of octopus, if you will, it’s got tentacles into everything and then the ability then to kind of see and understand all of the things that are going on in MuleSoft, well, I can’t wait to see what Tableau can do there.

In regards to the buyer, well, I guess that you could make a case that there is a data analyst or a visualization expert or business intelligence expert and that those are the buyers and companies, and certainly, those are people that we speak to a regular basis. You could say that they’re discrete. Well, we’re planning to continue fully and enhance and invest in Tableau’s existing go-to-market capabilities. I mean we’re going to plan to put that thing on overdrive.

But I will tell you something that I think maybe is incorrect in your question, which is that a lot of the customers that buys Salesforce and a lot of the relationships that we have not just CO relationships, CIO relationships, wider business relationships are people who want to acquire this type of technology.

I know because as I kind of prepared and think about relationships and acquisitions like the one we’re announcing today, in my mind, I’m always kind of trialing — trial ballooning kind of with those customers, they don’t know what I’m thinking but I do, where I say, no, well, if we have this kind of a product, is that interesting? If we have that kind of a product, is that interesting? And it is just a natural fit between Salesforce and Tableau. And I just noticed on social media the tremendous acceptance by our customers just in the last hour since we’ve announced of these technologies.

I’m just finishing the book right now called Trailblazer, which we just put the preorder up on Amazon, and I actually talk quite a bit about that content of beginner’s mind because I didn’t think that it is something that Salesforce has been able to maintain over 20 years, and it’s so important to us putting something like this together, but also participate in what our customers and asking them, what do they really want. I mean that’s really the heart of the beginner’s mind, and seeing these 2 companies come together, I think, is a vision for a future Salesforce that is so exciting. And you’ll see on the tweet that I wrote, I made a little diagram that is our Customer 360 and a vision for our platform and how Tableau fits so beautifully inside there.

Well, anyway, we’re kind of coming down to the end of the hour, and I just want to reinforce we’ve got a gorgeous new Salesforce Tower in New York City happening here, and we have the Ohana Floor opening tonight. So Adam, I don’t think you’re going to able to come because I think you’re going to stay up in Seattle, right? You’re busy today. But for the rest of you who are in New York...

Adam Selipsky - Tableau Software, Inc. - CEO, President & Executive Director

(inaudible)

Marc R. Benioff - salesforce.com, inc. - Co-Founder, Chairman & Co-CEO

But for the rest of you who are here in New York City, we welcome you for 6:00 to 9:00 tonight. We have a great party on the top floor. You can see what we did with this MetLife Building. We’re very grateful to our customer, MetLife, who actually came to us and said that they wanted to turn this building over to us, so thank you to Stephen.

You’re going to see a beautiful new Salesforce Tower Ohana Floor. And as you know, our Ohana Floors, we use them, of course, during the day with customers and do events like this one. But at night, we turn them over for free to nonprofits and NGOs. And the success of the Ohana Floor in San Francisco is an indication, I think, this Ohana Floor will be doing a lot of good in the world, and that we’re looking forward to turning it over to nonprofits and NGOs here in New York City. We’re trying to raise money and amplify their operations. And we know a lot of those because there’s over 40,000 nonprofits and NGOs who run on Salesforce for free, and we’re looking forward to seeing everybody tonight.

So with that, I’ll end the call. Thank you very much, everybody.

Mark J. Hawkins - salesforce.com, inc. - President & CFO

Thank you, guys.

Operator

Ladies and gentlemen, thank you for participation on today’s conference. This does conclude our program and we may all disconnect. Everyone, have a wonderful day.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the

Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.